Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of QualityTech, LP and QTS Finance Corporation for the registration of $300,000,000 of 5.875% Senior Notes due 2022 and for the inclusion therein of our report dated March 7, 2014 (except Notes 2 and 18, as to which the date is January 30, 2015), with respect to the consolidated financial statements and schedule of QTS Realty Trust, Inc. and of QualityTech, LP (as predecessor), and our report dated January 30, 2015, with respect to the consolidated financial statements and schedule of QualityTech, LP for the year ended December 31, 2013.

/s/ Ernst & Young LLP

Kansas City, MO

January 30, 2015